Exhibit 99.2

2016 ANNUAL REVIEW FOCUSED ONVALUECREATION

RESULTS AT A GLANCE

ADJUSTED NET OPERATING PROFIT[1] (US$Million)

$243M


117
144
141
197
221
243
11
12
13
14
15
16

NET SALES (US$Million)

$1,728M


1,167
1,238
1,321
1,494
1,657
1,728
11
12
13
14
15
16

ADJUSTED EBIT[2] (US$Million)

$351M


184
195
181
253
304
351
11
12
13
14
15
16

ADJUSTED DILUTED EARNINGS PER SHARE[1] (US cents)

54cents


27
33
32
44
50
54
11
12
13
14
15
16

TOTAL SHAREHOLDER RETURN (%)

22%


(17)
24
35
48
15
22
11
12
13
14
15
16

US EBIT MARGIN[2] (%)

25%


20
19
17
21
22
25
11
12
13
14
15
16

DIVIDENDS PAID PER SHARE (US cents)

58cents


0
4
43
45
88
58
11
12
13
14
15
16

ADJUSTED RETURN ON CAPITAL EMPLOYED (%) [2]

31%


19
20
17
24
29
31
11
12
13
14
15
16

Please refer to the inside back cover for full footnote references.

OUR STRATEGIC FOCUS

Our strategy is to aggressively grow market demand for fibre cement and our overall market share, and to be sustainable and profitable throughout the business cycle by diversifying our sales across end markets and geographies, promoting value-added product offerings and leveraging a proven track record of operational excellence, innovation and technical product development. Our strategy is driven by six clear focus areas.

GROW MARKET SHARE

Grow fibre cement share of market in all geographies we operate in

ENHANCE ORGANISATIONAL CAPABILITY

Continue to invest in the development and promotion of our people

DRIVE MANUFACTURING CAPACITY

A commitment to investing in capability and capacity

DRIVING PROFITABLE GROWTH DELIVERING SUPERIOR RETURNS

INDUSTRY LEADERSHIP

Maintain industry leadership through an unrivalled commitment to research and development

STRONG FINANCIAL MANAGEMENT

Disciplined capital allocation and conservative leverage of balance sheet

EMBEDDED SAFETY AND SUSTAINABILITY

Promote sustainability and safety in our processes and innovation

1

OPERATIONSOVERVIEWWe delivered on our 2016 objectives and created greater value for our investors, customers, employees and the communities in which we operate. In meeting our objectives, James Hardie is in a strong position to maintain our strategic industry leadership, create profitable growth and deliver superior returns in the long-term.NORTH AMERICA & EUROPENET SALESUS$1,386MU 9% from 2015GROSS PROFITU 15% from 2015GROSS MARGINU 2.2PP from 2015SALES VOLUME2,001mmsfU 8% from 2015EBIT(2)US$341MU 19% from 2015AVERAGE NET SALES PRICEUS$676 per msfSTABLE from 2015EMPLOYEES2,391U 5% from 20152KEY North America & Europe Asia Pacific Research & Development Manufacturing Facilities

NET SALES
(US$Million)


$1,728

$1,386M
$342M

EBIT [2]
(US$Million)


$422

$341M
$81M

EMPLOYEES
(#)

3,285


1,718
1,738
1,868
2,086
2,269
2,391
822
866
870
897
909
894
11
12
13
14
15
16

CAPEX SPEND
(US$Million)

$73.2M


11
12
13
14
15
16



ASIA PACIFIC

NET SALES

US**$342**M

↓ **10%** from 2015

GROSS PROFIT

↓ **11%** from 2015

GROSS MARGIN

↓ **0.5PP** from 2015

SALES VOLUME [3]

440mmsf

↑ **6%** from 2015

EBIT [2]

US**$81**M

↓ **9%** from 2015

AVERAGE NET SALES PRICE

US**$1,020**per msf

↑ **8%** from 2015

EMPLOYEES

894

↓ **2%** from 2015

3

CHAIRMAN'S REPORT

ADJUSTED NET OPERATING PROFIT[1] (US$Million)

$243M

↑ **10%** from 2015

TOTAL SHAREHOLDER RETURN (%)

22%

↑ **7.0pp** from 2015

DIVIDEND PAID PER SHARE (US CENTS)

58cents

↓ **34%** from 2015

NET SALES (US$Million)

US**$1,728**M

↑ **4%** from 2015

OVERVIEW

James Hardie again delivered solid results in fiscal year 2016. We anticipate another year of sustained growth in fiscal year 2017 anchored by strong operational and financial results, positioning the Company to continue to deliver superior returns for shareholders.

Fiscal year 2016 proved to be a robust year for the North American business with volumes, net sales and margins all improving when compared to the previous year. In the first half of the year, management was challenged as our market share growth was below our internally targeted levels, however, following a management reset and the implementation of new programs there were signs of improvement in the second half. Lifting market demand for our products will remain a key area of focus over the next several quarters as we look to lift our market share growth back to our targeted levels.

In Australia, net sales growth out-paced the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia. Similarly, the New Zealand business delivered improved results supported by growth in residential markets in the North Island. The Philippines business also experienced growth and has lifted its contribution to Asia Pacific's solid results during the year.

MANAGEMENT TEAM REALIGNMENT

We realigned our management team during fiscal year 2016 as part of the Company's continuing efforts to execute strategic initiatives designed to drive market demand for fibre cement building products. Effective 16 October 2015, Ryan Sullivan, was promoted to the position of Executive Vice President and President – James Hardie Building Products and Matthew Marsh, expanded his Chief Financial Officer responsibilities to also include Executive Vice President – Corporate. Mark Fisher remains responsible for international fibre cement operations as Executive Vice President – International.

In his role, Mr Sullivan is responsible for the daily management of James Hardie Building Products' fibre cement operations in North America, including manufacturing, supply chain and engineering operations, R&D and product development, and sales and marketing.

In his role, Mr Marsh continues his oversight of the Company's overall financial management in addition to the oversight of James Hardie's global human resources, information systems, legal and compliance, and investor and media relations functions.

With the transition of daily operational management for the North American fibre cement business to Mr Sullivan and oversight of corporate responsibilities to Mr Marsh, our CEO, Louis Gries, is now focusing on driving market demand growth for the Company's fibre cement products and the continued creation of long-term shareholder value.

4

CAPITAL ALLOCATION AND SHAREHOLDER RETURNS

Our strong operating performance and confidence in the operating environments enabled the Board to declare a first half dividend of US9.0 cents and a second half ordinary dividend of US29.0 cents.

The resulting full year ordinary dividend paid increased to US$246.5m, reflecting a payment of US58.0 cents per security, compared to US$390.1 million in the prior corresponding year, reflecting a payment of US88.0 cents per security.

The ordinary dividend reflects our commitment to provide shareholder returns within the ordinary dividend payout ratio of 50 to 70% of net operating profit, excluding asbestos adjustments.

Additionally, during the second quarter of fiscal year 2016 we repurchased and cancelled 1,653,247 shares of our common stock. The aggregate cost of the shares repurchased and cancelled was A$30.0million (US$22.3million), at an average market price of A$18.14 (US$13.50).

BOARD CHANGES

As indicated in the 2013 Annual General Meeting (AGM) notice of meeting, Donald McGauchie AO, who will retire at the 2016 AGM will not be standing for re-election. The Board would like to acknowledge and thank Mr McGauchie for his considerable contribution since joining James Hardie as an independent non-executive director in August 2003 and, in particular, in his capacity as Deputy Chairman since April 2007.

ASBESTOS INJURIES COMPENSATION FUND (AICF)

Due to our strong financial performance during fiscal year 2016, we will contribute US$91.1 million to the AICF in July 2016. This amount represents 35% of our free cash flow for fiscal year 2016 which we are obliged to contribute as part of our commitment under the Amended and Restated Final Funding Agreement.

Including this contribution, we have provided over A$1.1 billion towards asbestos disease related compensation, and medical research and education since 2001.

ANNUAL GENERAL MEETING

This year's AGM will be held on Thursday, 11 August 2016, in Dublin, Ireland.

Shareholders can participate via a teleconference. Details regarding the matters to be acted upon at the 2016 AGM will be contained in the notice of meeting and related materials.

Michael N. Hammes

Michael Hammes
Chairman

5

CEO'S REPORT



Our results for fiscal year 2016 reflect a strong group financial performance. Highlights include adjusted net operating profit increasing by 10%, a 45% increase in net cash provided by operating activities, and $268.8 million of capital returned to shareholders through a combination of dividends and our share buyback program.

For the full year, Group revenue increased 4% to US$1,728.0 million from US$1,656.9 million including the adverse impact of a strong US dollar. Both the North America and Europe segment and the Asia Pacific segment contributed to the stronger revenue outcome.

CAPACITY EXPANSION

On 20 November 2015 we announced the official opening of our expanded fibre cement manufacturing facility in Carole Park, Queensland. The opening follows a phased capital investment of approximately A$89 million to increase manufacturing capacity by a further 40% to align with market demand and support the continued market growth of our Australian business.

We are nearing completion of our previously announced US capacity expansion projects. We continually evaluate the demand in the US housing market and, currently, we have deferred the sheet machine commissioning at our Plant City, Florida and Cleburne, Texas locations.

6

NORTH AMERICA AND EUROPE FIBRE CEMENTOur North America and Europe segment continued to provide strong financial results. Revenue, sales volume and Earnings Before Interest and Tax (EBIT) margin all grew compared to fiscal year 2015. This performance was primarily driven by higher sales volumes and lower production costs as a result of our manufacturing plant network’s improved performance, as well as lower freight and input costs. For fiscal year 2016, revenue for our North America and Europe segment increased 9% to US$1,386.3 million from US$1,276.5 million, reflecting higher sales volumes. The increase in sales volume compared to the prior year was primarily driven by modest market penetration and growth in the repair and remodel and new construction markets. EBIT increased 19% to US$340.6 million from US$285.9 million in the prior year, which refiected lower freight, improved plant performance, lower unit costs and increased volumes, partially offset by higher segment selling and general and administrative (SG&A) costs. Our 24.6% EBIT margin for the segment was 2.2 percentage points higher than the prior year.ASIA PACIFIC FIBRE CEMENTFor fiscal year 2016, our Asia Pacific segment contributed higher operating earnings compared to the prior year. In Australian dollars, the Asia Pacific revenue increased 7% to A$464.2 million, compared with A$434.5 million in the prior year, primarily due to a higher average net sales price. In US dollars, revenue decreased 10% to US$341.9 million, due to the unfavourable impact of the weighted average Australian dollar/US dollar foreign exchange rate movements, and the sale in the first quarter of fiscal year 2016 of our Australian Pipes business. In our Australian business, the key drivers of revenue growth were favourable conditions in our target markets, the impact of our price increase and a favourable product mix. In New Zealand, volume grew across most regions; however, revenue growth was partially offset by a lower average selling price due to an unfavourable product mix. In our Philippines business, revenue was higher, compared to the prior year, driven by growth in our target markets, continued market penetration and the favourable impact of our price increase. EBIT1, in US dollars, decreased 9% from US$89.8 million to US$81.4 million in the Asia Pacific segment. In Australian dollars, EBIT1 increased 8% compared to the prior year, primarily driven by improved gross profit, partially offset higher by SG&A expenses in relation to marketing and compensation costs.Our 23.8% EBIT1 margin for the segment was 0.2 percentage points higher than the prior year.OUTLOOKFor fiscal year 2017 we expect to see moderate growth in the US housing market. Our North America and Europe segment EBIT is expected to grow and we further expect our EBIT margins to remain at the high end of our target range of 20% to 25%. These expectations are based upon the continued achievement of strong operating performances in our plants, consistent with recent quarters, and stable exchange rates and input costs during the fiscal year. Net sales from the Australian business are expected to trend ahead of the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia. Similarly, the New Zealand business is expected to deliver improved results supported by growth in residential markets in the North Island. The Philippines business has experienced strong growth over the past year, which is expected to continue into fiscal year 2017.After realigning our management team in October 2016, our key focus for fiscal year 2017 will be driving market demand growth for the Company’s fibre cement products towards our targeted levels and the continued creation of long-term shareholder value.Louis Gries CEO(1) Excludes New Zealand weathertightness claims.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REVIEWSUSTAINABILITY REVIEWAs a leader in the building materials industry, James Hardie’s approach to sustainability extends far beyond the manufacturing process. We recognise our obligation to design and promote energy efficient products, building solutions and sustainable communities.RAW MATERIALSOne key aspect driving our focus on sustainability is the recycling of input materials. Water usage forms a critical part of the fibre cement manufacturing process and is reused at least four times before it is treated and released. We continue to research new water optimisation technologies as part of a continuous effort to reduce both the amount of fresh water used and discharged and we are currently piloting technology that cleans waste water for re-use in our fibre cement process. We also re-introduce sludge and dust back into our manufacturing process and are continuing with initiatives to reduce waste to landfill by partnering with other industries to beneficially use our reject materials.In Australia we have successfully reduced the sizes of our timber spacers /gluts used in packaging our products. This has reduced our need for timber by approximately 700m3 per annum and our carbon footprint. Additionally, we construct pallets from reject product which also reduces our need for timber. The majority of our raw material inputs (such as cement, sand and water) are locally or regionally sourced (within 200 kilometres), which enables the Company to minimise fuel costs, thereby maximising transport efficiency and reducing our impact on the environment.MANUFACTURING Efficient manufacturing is critical to the Company’s success and we take pride in our continued development of new initiatives and sustainable practices to improve our manufacturing efficiency and to reduce our carbon footprint.In the United States, our Peru (Illinois), Reno (Nevada), and Pulaski (Virginia) manufacturing facilities are ISO 14001 certified. ISO 14001 is a voluntary certification issued by a third-party certified auditor attesting that the Company has established the environmental management best practices as documented in the ISO 14001 requirements framework. These best practices include a standardised approach to environmental training, internal auditing, record keeping and documentation, as well as continuous improvement processes from a resource conservation and energy reduction perspective. Two years ago we commenced the Manufacturing Advantage Program at our Rosehill (Sydney) plant. Due to the program’s success in maximising employee efficiency (in addition to reducing the volume of waste produced) the Company is now progressively rolling out the Program at our other manufacturing facilities in the Asia Pacific region. A benefit arising from the recent capacity expansion at Carole Park (Brisbane) is that the plant can now manufacture a wider range of products, including the Scyon™ advanced cement composite building product range. Queensland represents more than 30% of our Australian sales. By significantly reducing the distance required to transport our product to Queensland distributors, shipping distances and consequently fuel consumption are minimised, reducing the impact on the environment and providing us with a strong advantage over our competitors, particularly those from overseas.Having a local manufacturing presence in the same countries in which we distribute our products allows us to shorten our supply chain and maximise efficiency. We are able to tailor our manufacturing to produce products demanded by the local market and deliver them in an efficient manner.PRODUCTSJames Hardie promotes energy efficient and sustainable design. Our products have been manufactured with an emphasis on reducing their environmental impact, use sustainable, plantation-grown timber and low toxicity products and have low volatile organic compounds.In the United States, the use of James Hardie products contribute points towards the United States Green Building Council (USGBC) Leadership in Energy & Environmental Design (LEED) project certification, the National Association of Home Builders (NAHB) National Green Building Standard (NGBS) project certification, and many other green building rating systems. Factors contributing to the points awarded to projects using James Hardie products include regionally-sourced raw materials, multiple manufacturing facilities spread across the country, recycled content, and low-toxicity raw materials. HardieBacker® board manufactured in the United States is certified by Underwriters Laboratories (UL) Environment to comply with both GREENGUARD and GREENGUARD Gold certifications. GREENGUARD Certification is achieved when a product or material meets stringent emissions standards. GREENGUARD Gold Certification is achieved when a product or material meets even more stringent emissions standards than for GREENGUARD Certification and is specifically designed to ensure safe environments in schools and healthcare facilities. GREENGUARD and GREENGUARD Gold certified products can contribute to a project’s total points in numerous established green building rating systems (such as LEED, NGBS, and Green Globes) and can satisfy code and ordinance criteria. For the second consecutive year, in April 2016, James Hardie was awarded the Greenest Siding Products Readers’ Choice Award from Green Builder Magazine.James Hardie was the first Australian fibre cement manufacturer to have internal lining products certified by Good Environmental Choice Australia (GECA). GECA is Australia’s only independent, not-for-profit, multi sector ecolabelling program which certifies products and services for use in commercial applications. Standards are developed following ISO 14024 principles for global best practice in ecolabelling.GECA’s scheme, which provides consumers with confidence that the products they choose have a lower impact on the environment and human health, is recognised by the Green Building Council of Australia and is preferred by many developers, architects and builders. BUILDING SOLUTIONS AND CONSTRUCTIONWhile reducing the environmental impact of product manufacturing is critical, the fact is that sustainable building solutions and construction involves far more than that. James Hardie heavily invests in the on-going development and design of composite cement products and building solutions that are recognised as being durable, low maintenance and energy efficient.Our composite cement products are typically used in lightweight construction systems which are low in embodied energy (a timber-framed brick veneer wall has about two and a half times the embodied energy of a similar-sized, timber-framed fibre cement clad wall) and require lighter building frames (a timber-framed and elevated fioor has less than half the embodied energy of a concrete slab), thereby reducing the impact on the topology and vegetation of a site. Our products are also lighter than many other building products, so they can be transported using less energy and can enable increased construction speeds.COMMUNITIESWe continue to invest heavily in our plants, people and processes. Over the past 5 years we have invested over US$560 million across our global manufacturing network. We have expanded our manufacturing presence and employ many local people in the areas in which we operate as well as being strong supporters of local businesses and suppliers. James Hardie matches employee donations to charitable institutions and causes, as well as supporting and participating in community welfare programs. We have partnered with municipalities, educators and NGOs to improve the communities in which we operate by participating in various community improvement initiatives including contributing building materials to rebuild storm damaged homes in communities of need, donating school supplies, promoting safety initiatives at home and sponsoring various community food drives.9

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REVIEW CONTINUED

WORKPLACE SAFETY REVIEW

INCIDENT RATE

NORTH AMERICA & EUROPE

1.85

ASIA PACIFIC

1.58

SEVERITY RATE

USA & EUROPE

56

ASIA PACIFIC

14

James Hardie is committed to sustaining a safe working environment and has set safety objectives that focus on:

- Achieving within our plants an incident rate of less than 2 and a severity rate of less than 20[1]
- Eliminating serious bodily harm
- Achieving zero fatalities

Recognising its critical importance to the Company, James Hardie has made safety one of the scorecard measures that the Board uses to determine the performance of senior executives under the Company's Long Term Incentive Plan.

For fiscal year 2016, the Company's global incident rate and severity rate was 1.8 and 42.4, respectively, for our manufacturing plants worldwide. The increase in the severity rate was directly attributed to two employees being on restricted duty for extended periods of time due to soft tissue injuries.

NORTH AMERICA AND EUROPE FIBRE CEMENT SAFETY PERFORMANCE

In fiscal year 2016, the North American and Europe Fibre segment's focus, from a safety perspective, was to:

- Broaden the safety culture beyond the manufacturing sector
- Differentiate between inherent and accepted risks
- Continue to develop leadership capabilities
- Focus on the quality and sustainability of existing systems

Looking forward to fiscal year 2017, we will:

- Align behavioural safety efforts across the global organisation
- Continue to focus on positive recognition for good safety performance
- Continue to focus on reducing risk tolerance
- Concentrate on internalising risk reduction efforts through root cause identification and pro-active coaching

ASIA PACIFIC FIBRE CEMENT SAFETY PERFORMANCE

The Asia Pacific Fibre Cement segment has now achieved six consecutive years of incident and severity rates below its safety goals of "2 and 20". In fiscal year 2016 the focus, from a safety perspective, was to:

- Recognise good safety performance
- Empower our people to STOP for safety
- Build a risk intelligent culture
- Develop leadership capabilities
- Focus on leading indicators

Looking forward to fiscal year 2017, we will focus on:

- Critical/high potential risk management
- Situational leadership
- Promoting a behavioural based safety focus

(1) James Hardie's incident and severity rates relate to factory employees and do not include our sales force, corporate or administrative employees. The "incident rate" is the number of recordable incidents that occur per 100 employee manhours and "severity rate" is the number of days lost or restricted duty from recordable incidents per 100 employee manhours.

10

DIVERSITY REVIEW

NON-EXECUTIVE DIRECTORS DIVERSITY GOAL


>30%

WOMEN AS NON-EXECUTIVE DIRECTORS GOAL


>20%

DIVERSITY

James Hardie recognises the value of having a workforce that reflects the diverse communities and marketplaces in which we operate and serve. We believe that a skilled and diverse workforce, which encompasses a wealth of different viewpoints, skills, attributes, life experiences along with the unique strengths of each employee, contributes collectively to the performance of James Hardie.

DIVERSITY POLICY

James Hardie has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Corporate Governance Council's Principles and Recommendations and supports certain of our core organisational values, including Operating with Respect and Building Organisational Advantage. The policy applies to all individuals recruited or employed by James Hardie and reflects the organisation's inclusive view of diversity, which includes individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, is responsible for approving and monitoring the policy and the measurable objectives in the context of the Company's unique circumstances and industry. The Board assesses the policy and objectives annually and the organisation's progress in achieving them.

Additional detail in regards to our diversity policy and practices can be found on our Investor Relations website (www.ir.jameshardie.com.au) and in the Corporate Governance Statement set forth in the Company's Annual Report on Form 20-F filing.

DIVERSITY COMPOSITION

Among non-executive directors, the Board has a goal to maintain:

(i) diversity characteristics in excess of 30%; and

(ii) women in excess of 20%.



11

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REVIEW CONTINUED

ASBESTOS FUNDING REVIEW

During July 2016, James Hardie will contribute US$91.1 million to the Asbestos Injuries Compensation Fund (AICF).

During July 2016, James Hardie will contribute US$91.1 million to the Asbestos Injuries Compensation Fund (AICF). This amount represents 35% of James Hardie's free cash flow for fiscal year 2016, which the Company is obliged to contribute as part of its commitment under the Amended and Restated Final Funding Agreement (AFFA).

Including its July 2016 contribution, James Hardie has provided over A$1.1 billion towards asbestos compensation and medical research and education since 2001.

James Hardie continues to contribute to medical research which focuses on the prevention, treatment and cure of asbestos related diseases. The Company has more recently provided additional amounts to support clinical trials to develop a new treatment for mesothelioma.

Additionally James Hardie is the primary supporter (and only commercial supporter) of Australia's largest educational campaign regarding the dangers of asbestos. The educational campaign is aimed at educating home renovators about the risk of asbestos in the built environment. An example of the Asbestos Education Committee's work can be found on their website (www.asbestosawareness.com.au).

ANNUAL ACTUARIAL ASSESSMENT

KPMG Actuarial conducts an annual actuarial assessment of the liabilities of the AICF to enable projections to be regularly updated in line with actual claims experience and the claims outlook.

James Hardie received an updated actuarial report from KPMG Actuarial at 31 March 2016, which showed the undiscounted and uninflated central estimate net of insurance recoveries decreased from A$1.566 billion at 31 March 2015 to A$1.434 billion at 31 March 2016.

James Hardie discloses summary information on claims numbers as part of its quarterly results releases. For additional information, please see the full 2016 actuarial report of KPMG Actuarial, which is available on our Investor Relations website (www.ir.jameshardie.com.au).

12

OTHER INFORMATIONCORPORATE HEADQUARTERSSecond Floor, Europa House Harcourt Centre Harcourt Street, Dublin 2, Ireland Telephone +353 1 411 6924 Facsimile +353 1 479 1128KEY DATES31 MARCH End of James Hardie Industries plc Fiscal Year 201619 MAY FY16 4th Quarter and Full Year results and management presentation20 MAY Annual Review released9 AUGUST Voting Instruction Forms close 10.00am Dublin time / 7.00pm Sydney time for Annual General Meeting11 AUGUST Annual General Meeting, Dublin12 AUGUST FY16 Quarter 1 results announcement and management presentation17 NOVEMBER FY16 Quarter 2 and Half Year results and management presentationANNUAL GENERAL MEETINGThe 2016 AGM of James Hardie Industries plc will be held in Dublin, Ireland, at 7:00am Dublin time, on Thursday, 11 August 2016. The AGM will be broadcast via a teleconference at 4:00pm AEST. Further details will be set out in the Notice of Annual General Meeting 2016.SHARE/CUFS REGISTRYJames Hardie Industries plc’s registry is managed by Computershare. All enquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd Level 5, 115 Grenfell Street Adelaide SA 5000 Or GPO Box 2975 Melbourne VIC 3001 Telephone within Australia: 1300 556 161 Telephone outside Australia: +61 (03) 9415 4000 US Toll Free: 1855 298 3404 Website: www.computershare.com James Hardie Industries plc (ARBN 097 829 895) Incorporated in Ireland with its registered office at Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.™ or ® denotes a trademark or Registered mark owned by James Hardie Technology Ltd.©2016. James Hardie Industries plc.FORWARD-LOOKING STATEMENTS Certain statements in this Annual Review may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. James Hardie uses such words as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,”, “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.Forward-looking statements are based on James Hardie’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this Annual Review, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2016; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in infiation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Review and James Hardie does not assume any obligation to update them, except as required by law. Investors are encouraged to review James Hardie’s Annual Report on Form 20-F, and specifically the risk factors discussed therein, as it contains important disclosures regarding the risks attendant to investing in our securities.NON-GAAP FINANCIAL INFORMATIONThis Annual Review contains financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of James Hardie’s competitors and may not be directly comparable to similarly titled measures of James Hardie’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Annual Review, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in James Hardie’s Management’s Analysis of Results for the fourth quarter and twelve months ended 31 March 2016.FINANCIAL FOOTNOTES(1) Unless otherwise stated for fiscal years 2016, 2015, 2014, 2013, 2012 and 2011 Adjusted Net Operating Profit graphs and editorial comments throughout this report refer to results from operations that may exclude asbestos, asset impairments, ASIC expenses, New Zealand weathertightness claims, non-recurring stamp duty and/or tax adjustments. (2) Unless otherwise stated for fiscal years 2016, 2015, 2014, 2013, 2012, and 2011 Adjusted EBIT graphs and editorial comments throughout this report refer to EBIT that may exclude asbestos, asset impairments, ASIC expenses, non-recurring stamp duty and/or New Zealand weathertightness claims.(3) Excludes Australian Pipes business sold in the first quarter of fiscal year 2016.

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